UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Wireless Ronin Technologies, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

97652A 302

(CUSIP number)

Daniel Stencel c\o Pegasus Capital Advisors, L.P. 99 River Road Cos Cob, CT 06807 (203) 869-4400

(Name, address and telephone number of person authorized to receive notices and communications)

August 20, 2014

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 97652A 302

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Slipstream Funding, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 30,349,949 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 30,349,949 (1)
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 30,349,949 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 68.6% (1)(2)
14.	TYPE OF REPORTING PERSON* OO

(1)	Includes 28,570,934 shares of common stock issued pursuant to the Merger and 1,779,015 shares of common stock issuable upon exercise of the warrant issued pursuant to the Merger.
(2)	Based on 13,910,617 shares of common stock outstanding as of August 18, 2014.

CUSIP No. 97652A 302

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Slipstream Communications, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Anguilla
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 32,249,949 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 32,249,949 (1)
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 32,249,949 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69.9% (1)(2)
14.	TYPE OF REPORTING PERSON* OO

(1)	Includes the 1,250,000 shares of common stock issuable upon conversion of the 500,000 shares of the Issuer’s Series A Convertible Preferred Stock and the 625,000 shares of common stock issuable upon exercise of the warrant issued pursuant to the Securities Purchase Agreement. Also includes the 28,570,934 shares of common stock issued pursuant to the Merger and 1,779,015 shares of common stock issuable upon exercise of the warrant issued pursuant to the Merger.
(2)	Based on 13,910,617 shares of common stock outstanding as of August 18, 2014.

CUSIP No. 97652A 302

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BCOM Holdings, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 32,249,949 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 32,249,949 (1)
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 32,249,949 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69.9% (1)(2)
14.	TYPE OF REPORTING PERSON* PN

(1)	Includes the 1,250,000 shares of common stock issuable upon conversion of the 500,000 shares of the Issuer’s Series A Convertible Preferred Stock and the 625,000 shares of common stock issuable upon exercise of the warrant issued pursuant to the Securities Purchase Agreement. Also includes the 28,570,934 shares of common stock issued pursuant to the Merger and 1,779,015 shares of common stock issuable upon exercise of the warrant issued pursuant to the Merger.
(2)	Based on 13,910,617 shares of common stock outstanding as of August 18, 2014.

CUSIP No. 97652A 302

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BCOM GP LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 32,249,949 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 32,249,949 (1)
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 32,249,949 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69.9% (1)(2)
14.	TYPE OF REPORTING PERSON* OO

(1)	Includes the 1,250,000 shares of common stock issuable upon conversion of the 500,000 shares of the Issuer’s Series A Convertible Preferred Stock and the 625,000 shares of common stock issuable upon exercise of the warrant issued pursuant to the Securities Purchase Agreement. Also includes the 28,570,934 shares of common stock issued pursuant to the Merger and 1,779,015 shares of common stock issuable upon exercise of the warrant issued pursuant to the Merger.
(2)	Based on 13,910,617 shares of common stock outstanding as of August 18, 2014.

CUSIP No. 97652A 302

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Business Services Holdings, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 32,249,949 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 32,249,949 (1)
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 32,249,949 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69.9% (1)(2)
14.	TYPE OF REPORTING PERSON* OO

(1)	Includes the 1,250,000 shares of common stock issuable upon conversion of the 500,000 shares of the Issuer’s Series A Convertible Preferred Stock and the 625,000 shares of common stock issuable upon exercise of the warrant issued pursuant to the Securities Purchase Agreement. Also includes the 28,570,934 shares of common stock issued pursuant to the Merger and 1,779,015 shares of common stock issuable upon exercise of the warrant issued pursuant to the Merger.
(2)	Based on 13,910,617 shares of common stock outstanding as of August 18, 2014.

CUSIP No. 97652A 302

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PP IV BSH, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 32,249,949 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 32,249,949 (1)
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 32,249,949 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69.9% (1)(2)
14.	TYPE OF REPORTING PERSON* OO

(1)	Includes the 1,250,000 shares of common stock issuable upon conversion of the 500,000 shares of the Issuer’s Series A Convertible Preferred Stock and the 625,000 shares of common stock issuable upon exercise of the warrant issued pursuant to the Securities Purchase Agreement. Also includes the 28,570,934 shares of common stock issued pursuant to the Merger and 1,779,015 shares of common stock issuable upon exercise of the warrant issued pursuant to the Merger.
(2)	Based on 13,910,617 shares of common stock outstanding as of August 18, 2014.

CUSIP No. 97652A 302

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Pegasus Partners IV (AIV), L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 32,249,949 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 32,249,949 (1)
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 32,249,949 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69.9% (1)(2)
14.	TYPE OF REPORTING PERSON* PN

(1)	Includes the 1,250,000 shares of common stock issuable upon conversion of the 500,000 shares of the Issuer’s Series A Convertible Preferred Stock and the 625,000 shares of common stock issuable upon exercise of the warrant issued pursuant to the Securities Purchase Agreement. Also includes the 28,570,934 shares of common stock issued pursuant to the Merger and 1,779,015 shares of common stock issuable upon exercise of the warrant issued pursuant to the Merger.
(2)	Based on 13,910,617 shares of common stock outstanding as of August 18, 2014.

CUSIP No. 97652A 302

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Pegasus Partners IV, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 32,249,949 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 32,249,949 (1)
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 32,249,949 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69.9% (1)(2)
14.	TYPE OF REPORTING PERSON* PN

(1)	Includes the 1,250,000 shares of common stock issuable upon conversion of the 500,000 shares of the Issuer’s Series A Convertible Preferred Stock and the 625,000 shares of common stock issuable upon exercise of the warrant issued pursuant to the Securities Purchase Agreement. Also includes the 28,570,934 shares of common stock issued pursuant to the Merger and 1,779,015 shares of common stock issuable upon exercise of the warrant issued pursuant to the Merger.
(2)	Based on 13,910,617 shares of common stock outstanding as of August 18, 2014.

CUSIP No. 97652A 302

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Pegasus Investors IV, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 32,249,949 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 32,249,949 (1)
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 32,249,949 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69.9% (1)(2)
14.	TYPE OF REPORTING PERSON* PN

(1)	Includes the 1,250,000 shares of common stock issuable upon conversion of the 500,000 shares of the Issuer’s Series A Convertible Preferred Stock and the 625,000 shares of common stock issuable upon exercise of the warrant issued pursuant to the Securities Purchase Agreement. Also includes the 28,570,934 shares of common stock issued pursuant to the Merger and 1,779,015 shares of common stock issuable upon exercise of the warrant issued pursuant to the Merger.
(2)	Based on 13,910,617 shares of common stock outstanding as of August 18, 2014.

CUSIP No. 97652A 302

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Pegasus Investors IV GP, L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 32,249,949 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 32,249,949 (1)
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 32,249,949 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69.9% (1)(2)
14.	TYPE OF REPORTING PERSON* OO

(1)	Includes the 1,250,000 shares of common stock issuable upon conversion of the 500,000 shares of the Issuer’s Series A Convertible Preferred Stock and the 625,000 shares of common stock issuable upon exercise of the warrant issued pursuant to the Securities Purchase Agreement. Also includes the 28,570,934 shares of common stock issued pursuant to the Merger and 1,779,015 shares of common stock issuable upon exercise of the warrant issued pursuant to the Merger.
(2)	Based on 13,910,617 shares of common stock outstanding as of August 18, 2014.

CUSIP No. 97652A 302

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Pegasus Capital, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Connecticut
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 32,249,949 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 32,249,949 (1)
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 32,249,949 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69.9% (1)(2)
14.	TYPE OF REPORTING PERSON* OO

(1)	Includes the 1,250,000 shares of common stock issuable upon conversion of the 500,000 shares of the Issuer’s Series A Convertible Preferred Stock and the 625,000 shares of common stock issuable upon exercise of the warrant issued pursuant to the Securities Purchase Agreement. Also includes the 28,570,934 shares of common stock issued pursuant to the Merger and 1,779,015 shares of common stock issuable upon exercise of the warrant issued pursuant to the Merger.
(2)	Based on 13,910,617 shares of common stock outstanding as of August 18, 2014.

CUSIP No. 97652A 302

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Craig Cogut
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 32,249,949 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 32,249,949 (1)
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 32,249,949 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69.9% (1)(2)
14.	TYPE OF REPORTING PERSON* IN

(1)	Includes the 1,250,000 shares of common stock issuable upon conversion of the 500,000 shares of the Issuer’s Series A Convertible Preferred Stock and the 625,000 shares of common stock issuable upon exercise of the Warrant issued pursuant to the Securities Purchase Agreement. Also includes the 28,570,934 shares of common stock issued pursuant to the Merger and 1,779,015 shares of common stock issuable upon exercise of the Warrant issued pursuant to the Merger.
(2)	Based 13,910,617 shares of common stock outstanding as of August 18, 2014.

ITEM 1.	Security and Issuer.

The class of equity security to which this statement on Schedule 13D relates is the common stock, par value $0.01 per share (the “Common Stock”) of Wireless Ronin Technologies, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 5929 Baker Road, Suite 475, Minnetonka, Minnesota 55345. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 2.	Identity and Background.

a) The Reporting Persons are:

1. Slipstream Funding, LLC

2. Slipstream Communications, LLC

3. BCOM Holdings, LP

4. BCOM GP LLC

5. Business Services Holdings, LLC

6. PP IV BSH, LLC

7. Pegasus Partners IV (AIV), L.P.

8. Pegasus Partners IV, L.P.

9. Pegasus Investors IV, L.P.

10. Pegasus Investors IV GP, L.L.C.

11. Pegasus Capital, LLC

12. Craig Cogut

(b) The business address of each of Slipstream Funding, LLC and Slipstream Communications, LLC is:

c/o gyro, LLC

31 West 27th Street

New York, NY 10001

The business address of each of BCOM Holdings, LP, BCOM GP LLC, Business Services Holdings, LLC, PP IV BSH, LLC, Pegasus Partners IV (AIV), L.P., Pegasus Partners IV, L.P., Pegasus Investors IV, L.P., Pegasus Investors IV GP, L.L.C., Pegasus Capital, LLC and Craig Cogut is:

c/o Pegasus Capital Advisors, L.P.

99 River Road

Cos Cob, CT 06807

(c) Each of the Reporting Persons is engaged in the business of investment.

(d) The Reporting persons (and the persons listed in Appendix A) have not during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Persons (and the persons listed in Appendix A) have not during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Citizenship of the Reporting Persons is as follows:

1. Slipstream Funding, LLC – Delaware

2. Slipstream Communications, LLC – Anguilla

3. BCOM Holdings, LP – Delware

4. BCOM GP LLC – Delaware

5. Business Services Holdings, LLC – Delaware

6. PP IV BSH, LLC – Delaware

7. Pegasus Partners IV (AIV), L.P. – Delaware

8. Pegasus Partners IV, L.P. – Delaware

9. Pegasus Investors IV, L.P. – Delaware

10. Pegasus Investors IV GP, L.L.C. – Delaware

11. Pegasus Capital, LLC – Connecticut

12. Craig Cogut – United States

Slipstream Communications, LLC (“Slipstream Communications”) is the sole member of Slipstream Funding, LLC (“Slipstream Funding”). BCOM Holdings, LP (“BCOM Holdings”) is the managing member of Slipstream Communictions. BCOM GP LLC (“BCOM GP”) is the general partner of BCOM Holdings. Business Services Holdings, LLC (“Business Services Holdings”) is the sole member of BCOM GP. PP IV BSH, LLC (“PP IV BSH”), Pegasus Investors IV, L.P. (“Pegasus Investors”) and Pegasus Partners IV (AIV), L.P. (“Pegasus Partners (AIV)”) are the members of Business Services Holdings. Pegasus Partners IV, L.P. (“Pegasus Partners”) is the sole member of PP IV BSH. Pegasus Investors IV, L.P. (“Pegasus Investors”) is the general partner of each of Pegasus Partners (AIV) and Pegasus Partners and Pegasus Investors IV GP, L.L.C. (“Pegasus Investors GP”) is the general partner of Pegasus Investors. Pegasus Investors GP is wholly owned by Pegasus Capital, LLC (“Pegasus Capital”). Pegasus Capital may be deemed to be directly or indirectly controlled by Craig Cogut.

Each of BCOM Holdings, BCOM GP, Business Services Holdings, PP IV BSH, Pegasus Partners (AIV), Pegasus Partners, Pegasus Investors, Pegasus Investors GP, Pegasus Capital and Mr. Cogut disclaims beneficial ownership of any of the Issuer’s securities as to which this Schedule 13D relates, and this Schedule 13D shall not be deemed an admission that any of BCOM Holdings, BCOM GP, Business Services Holdings, PP IV BSH, Pegasus Partners (AIV), Pegasus Partners, Pegasus Investors, Pegasus Investors GP, Pegasus Capital or Mr. Cogut is the beneficial owner of such securities for purposes of Section 13(d) or for any other purposes.

The Reporting Persons have agreed to jointly file this Schedule 13D. A Joint Filing Agreement is filed herewith.

Attached as Appendix A is information required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D by each applicable Reporting Person. Appendix A is incorporated by reference herein.

ITEM 3.	Source and Amount of Funds or Other Consideration.

The disclosure in Item 4 below is incorporated herein by reference.

ITEM 4.	Purpose of Transactions.

Securities Purchase Agreement

Pursuant to a Securities Purchase Agreement (the “Securities Purchase Agreement”), on August 20, 2014, the Issuer issued to Slipstream Communications 500,000 shares of the Issuer’s Series A Convertible Preferred Stock (the “Series A Preferred Stock”) and a warrant (the “First Warrant”) to purchase 625,000 shares of the Issuer’s Common Stock for an aggregate purchase price of $500,000. The shares of Series A Preferred Stock entitle their holders to a 6% dividend, payable semi-annually in cash or in kind, have a stated value of $1.00 per share and will be convertible into shares of the Issuer’s Common Stock at an initial conversion price of $0.40 per share, subject to adjustment. The shares of Series A Preferred Stock will be convertible upon shareholder approval of an increase in the Issuer’s authorized shares of common stock. Pursuant to a Voting Agreement (the “Voting Agreement”), dated as of August 20, 2014, by and between the Issuer and Slipstream Funding, Slipstream Funding has committed to vote its shares of common stock in favor of increasing the authorized shares of Issuer common stock sufficiently to allow for the conversion of the shares of Series A Preferred Stock at a shareholder meeting that the Issuer is required to call no later than 30 days after the consummation of the Merger (as defined below) pursuant to the terms of the Securities Purchase Agreement. Subject to certain conditions, the Issuer may call and redeem the shares of Series A Preferred Stock after three years. During such time as a majority of the Series A Preferred Stock sold remains outstanding, holders will have the right to elect a member to the Board of Directors of the Issuer. The Series A Preferred Stock has full-ratchet price protection in the event that the Issuer issues Common Stock below the conversion price, as adjusted, subject to certain customary exceptions. The First Warrant is immediately exercisable in whole or in part at a per-share exercise price of $.50 (subject to adjustment) and expires on the fifth anniversary of issuance. The First Warrant contains weighted-average price protection in the event that the Issuer issues Common Stock below the exercise price, as adjusted, subject to certain customary exceptions.

In connection with the offer and sale of the Series A Preferred Stock, the Issuer filed a Certificate of Designation for the Series A Convertible Preferred Stock (the “Series A Preferred Stock COD”) setting forth the rights, preferences and privileges of such preferred stock. The Reporting Persons refer you to the Issuer’s Form 8-K filed with the SEC on August 22, 2014, for the full text of the Series A Preferred Stock COD, attached thereto as Exhibit 3.1.

The foregoing description of the Securities Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Securities Purchase Agreement, which is incorporated by reference as Exhibit 10.1, and is incorporated herein by reference. In addition, the foregoing description of the First Warrant does not purport to be complete and is qualified in its entirety by reference to the full text of the First Warrant, the form of which is incorporated by reference as Exhibit 10.2, and is incorporated herein by reference. Further, the foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting Agreement, which is filed as Exhibit 99.1 hereto and is incorporated herein by reference.

Merger

On June 26, 2014, the Issuer, WRT Acquisition, LLC (“WRT”) and Creative Realities, LLC (“Creative Realities”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which WRT would be merged with Creative Realities and Creative Realities would survive as a wholly owned subsidiary of the Issuer. On August 20, 2014, the parties to the Merger Agreement entered into Amendment No. 1 to the Agreement and Plan of Merger (the “Amendment to Merger Agreement”). The Amendment to Merger Agreement provides that Slipstream Funding, the sole member of Creative Realities, will receive an additional 800,000 shares of Common Stock of the Issuer upon completion of the merger transaction (the “Merger”) contemplated by the Merger Agreement. On August 20, 2014, at the effective time of the Merger, Slipstream Funding received 28,570,934 shares of Common Stock of the Issuer and a warrant to purchase 1,779,015 shares of Common Stock of the Issuer (the “Second Warrant”). Pursuant to the terms of the Merger Agreement, at the effective time of the Merger, the limited liability company units of Creative Realities held by Slipstream Funding were converted into the 28,570,934 shares of Issuer Common Stock and as additional consideration for consummating the Merger, Slipstream Funding received the Second Warrant.

The Second Warrant is immediately exercisable in whole or in part at an exercise price of $0.48 per share of Issuer Common Stock, subject to adjustment as set forth in the Second Warrant. The Second Warrant will expire on the fifth anniversary of issuance. The Second Warrant contains weighted-average price protection in the event that the Issuer issues Common Stock below the exercise price, as adjusted, subject to certain customary exceptions.

The foregoing descriptions of the Merger Agreement and Amendment to Merger Agreement do not purport to be complete and are qualified in their entirety by reference to the full texts of the Merger Agreement and Amendment to Merger Agreement, which are incorporated by reference as Exhibits 2.1 and 2.2, respectively, and are incorporated herein by reference. In addition, the foregoing description of the Second Warrant does not purport to be complete and is qualified in its entirety by reference to the full text of the Second Warrant, which is filed as Exhibit 99.2 hereto and is incorporated herein by reference.

Pursuant to the Merger Agreement, the Reporting Persons had the right to designate three individuals to serve on the Issuer’s five-member Board of Directors (the “Board”) following the consummation of the Merger. The Reporting Persons designated Alec Machiels, Paul Price and David Bell to serve on the Issuer’s Board and such individuals were appointed as directors. Paul Price is the Chief Executive Officer of the Issuer and serves as Chief Executive Officer of Creative Realities. Alec Machiels is a partner at Pegasus Capital Advisors, L.P., an affiliate of the Reporting Persons. David Bell is the Chairman of Slipstream Communications.

Registration Rights

In the Securities Purchase Agreement, the Issuer granted Slipstream Communications certain registration rights pertaining to the shares of Issuer Common Stock they may receive upon conversion of their shares of Series A Preferred Stock and upon exercise of the First Warrant. In addition, as contemplated by the Merger Agreement, Slipstream Funding and the Issuer entered into a Registration Rights Agreement dated August 20, 2014 (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, Slipstream Funding or its permitted assignees may, at any time and from time to time, demand that all or any portion of their Registrable Securities (as defined below and subject to cutbacks at the request of the underwriter) be registered on Form S-1 (or any similar long-form registration statement available to the Issuer at such time); provided, the Issuer shall not be obligated to effect (i) any registration if the aggregate price to the public of securities to be sold in such registration does not exceed $250,000 and (ii) more than two such demand registrations in any rolling 12-month period. The Issuer is also required to provide the holders of Registrable Securities the opportunity to register such number of Registrable Securities as such holders shall request (subject to cutbacks at the request of the SEC or the underwriter) in any proposed registrations for the Issuer’s or any of its stockholder’s account. Slipstream Funding or any of its affiliates that holds Registrable Securities may also request the registration of Registrable Securities on Form S-3 or any other similar short-form registration statement then available to the Issuer; provided, the Issuer shall not be obligated to effect any such registration if (i) the aggregate price to the public of securities to be sold in such registration does not exceed $250,000 or (ii) Form S-3 is not then available for such offering.

“Registrable Securities” means (i) all of the shares of the Issuer’s Common Stock owned or held as of or subsequent to the date of the Registration Rights Agreement by Slipstream Funding or its permitted assignees, including any shares of the Issuer’s Common Stock issuable pursuant to the conversion, exchange or exercise of any convertible securities; and (ii) any shares of capital stock or other securities of the Issuer issued as a dividend or other distribution with respect to or in exchange for or in replacement of any of the Registrable Securities described in clause (i).

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, which is filed as Exhibit 99.3 hereto and is incorporated herein by reference.

The Reporting Persons continuously assess the Issuer’s business, financial condition, results of operations and prospects, general economic conditions, other developments and additional investment opportunities. Depending on such assessments, the Reporting Persons and/or their affiliates may acquire additional securities of the Issuer, including but not limited to Common Stock, existing preferred securities or new securities of the Issuer or may determine to purchase, sell or otherwise dispose of all or some of the Issuer’s securities in the open market, as applicable, in privately negotiated transactions, in transactions directly with the Issuer or otherwise. Such actions will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices, the financial condition, results of operations and prospects of the Issuer, alternative investment opportunities, general economic, financial market and industry conditions and other factors that the Reporting Persons and/or their affiliates may deem material to its investment decision. Also, the Reporting Persons and/or their affiliates have had and will continue to have discussions with management regarding the operations of the Issuer and matters of mutual interest, which could include the items in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as set forth herein, the Reporting Persons do not have present plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	Interest in Securities of the Issuer.

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. Such information is based 13,910,617 shares of common stock outstanding as of August 18, 2014.

(c) Except as set forth herein, there have been no other transactions in the class of securities reported on that were effected within the past 60 days.

(d) The disclosure regarding the relationship between the Reporting Persons in Item 2(f) of this Schedule 13D is incorporated by reference herein.

(e) Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The disclosure regarding the Securities Purchase Agreement, the First Warrant, the Voting Agreement, the Merger Agreement, the Amendment to Merger Agreement, the Second Warrant and the Registration Rights Agreement contained in Item 4 is incorporated herein by reference.

The Securities Purchase Agreement, the First Warrant, the Merger Agreement and the Amendment to Merger Agreement are incorporated by reference as Exhibits 10.1, 10.2, 2.1 and 2.2, respectively, to this Schedule 13D and are incorporated herein by reference. The Voting Agreement, the Second Warrant and the Registration Rights Agreement are filed as Exhibits 99.1, 99.2 and 99.3, respectively, to this Schedule 13D and are incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits.

Exhibit	Description

2.1	Agreement and Plan of Merger, dated June 26, 2014, by and among Wireless Ronin Technologies, Inc., WRT Acquisition, LLC, and Creative Realities, LLC (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on June 27, 2014).

2.2	Amendment No. 1 to the Agreement and Plan of Merger, dated as of August 20, 2014 (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on August 22, 2014).

10.1	Securities Purchase Agreement, dated as of August 18, 2014, by and among Wireless Ronin Technologies, Inc. and certain purchasers (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on August 22, 2014).

10.2	Form of Warrant to Purchase Common Stock of Wireless Ronin Technologies, Inc., issued to purchasers under the Securities Purchase Agreement, dated as of August 18, 2014 (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K, filed with the SEC on August 22, 2014).

99.1	Voting Agreement, dated as of August 20, 2014, by and between Wireless Ronin Technologies, Inc. and Slipstream Funding, LLC.

99.2	Warrant to Purchase Common Stock of Wireless Ronin Technologies, Inc., issued pursuant to the Agreement and Plan of Merger.

99.3	Registration Rights Agreement, dated as of August 20, 2014, by and between Wireless Ronin Technologies, Inc. and Slipstream Funding, LLC .

99.4	Agreement Regarding the Joint Filing of Schedule 13D by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 29, 2014

SLIPSTREAM FUNDING, LLC

By:	/s/ Arthur D’Angelo
Name:	Arthur D’Angelo
Title:	Chief Financial Officer

SLIPSTREAM COMMUNICATIONS, LLC

By:	/s/ Arthur D’Angelo
Name:	Arthur D’Angelo
Title:	Chief Financial Officer

BCOM HOLDINGS, LP

By:	BCOM GP LLC,
its general partner

By:	/s/ Daniel Stencel
Name:	Daniel Stencel
Title:	Treasurer

BCOM GP LLC

By:	/s/ Daniel Stencel
Name:	Daniel Stencel
Title:	Treasurer

BUSINESS SERVICES HOLDINGS, LLC

By:	/s/ Daniel Stencel
Name:	Daniel Stencel
Title:	Treasurer

PP IV BSH, LLC

By:	/s/ Daniel Stencel
Name:	Daniel Stencel
Title:	Treasurer

PEGASUS PARTNERS IV, L.P.

By:	Pegasus Investors IV, L.P.,
its general partner

By:	Pegasus Investors IV GP, L.L.C.,
its general partner

By:	/s/ Daniel Stencel
Name:	Daniel Stencel
Title:	Chief Financial Officer and Treasurer

PEGASUS PARTNERS IV (AIV), L.P.

By:	Pegasus Investors IV, L.P.,
its general partner

By:	Pegasus Investors IV GP, L.L.C.,
its general partner

By:	/s/ Daniel Stencel
Name:	Daniel Stencel
Title:	Chief Financial Officer and Treasurer

PEGASUS INVESTORS IV, L.P.

By:	Pegasus Investors IV GP, L.L.C.,
its general partner

By:	/s/ Daniel Stencel
Name:	Daniel Stencel
Title:	Chief Financial Officer and Treasurer

PEGASUS INVESTORS IV GP, L.L.C.

By:	/s/ Daniel Stencel
Name:	Daniel Stencel
Title:	Chief Financial Officer and Treasurer

PEGASUS CAPITAL, LLC

By:	/s/ Craig Cogut
Name:	Craig Cogut
Title:	President & Managing Member

/s/ Craig Cogut
CRAIG COGUT